Exhibit 99.4

ENGINE GAMING & MEDIA ENGAGES MZ GROUP TO LEAD
STRATEGIC INVESTOR RELATIONS AND SHAREHOLDER
COMMUNICATION PROGRAM

NEW YORK, NY / ACCESSWIRE / May 6, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and social influencer marketing solutions company, announced today the Company has engaged international investor relations specialists MZ Group (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets.

The term of the initial engagement between Engine and MZ will run from April 12, 2022 to April 11, 2023, during which time MZHCI will be paid US$14,000 per month for their services. Thereafter, the engagement will continue until terminated by either party. Under the Agreement, Engine has also agreed to issue MZ options covering 100,000 Engine common shares, which will vest quarterly and have an exercise price of US$1.80 per share.

MZ Group will work closely with Engine management to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community. The campaign will highlight how Engine is building a unique multi-platform ecosystem of the future for publishers, influencers and brands. With revenues increasing 20% year over year to $9.3 million in the second quarter of 2022, the Company is showing momentum in driving revenue growth in its operations.

MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. The firm maintains offices worldwide and was recently ranked No. 7 in the world in business communication.

Shannon Devine, Managing Director at MZ North America, will advise Engine in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

Greg Falesnik, CEO of MZ Group North America, commented, “Engine is highly focused on positioning its assets to capitalize on numerous macro sector growth trends within the gaming and media landscape. The global growth of programmatic ads and influencer marketing is growing at a 32% growth rate and is expected to reach $24 billion by 2025. Engine is enabling brands, agencies, consumer packaged goods, and direct marketers to discover, connect and execute marketing campaigns with thousands of influencers. In the gaming market, online sports and eSports continues to be a high growth segment, driven by social engagement and interaction.”

“With strong revenue expansion and numerous near-term growth catalysts, we are highly focused on executing on our roadmap over the coming months,” said Lou Schwartz, Chief Executive Officer of Engine. “We have made strong progress in leveraging our assets to surface targeted audiences that can be monetized through business to business or direct to consumer social experiences. Key product developments such as Stream Hatchet’s new sponsorship measurement technology which contextualizes brand activations instream continues to drive our technology evolution. Key client agreements are further strengthening our progress, including a Frankly Media agreement with its largest radio station operator delivering premium content to over a quarter billion people each month and Sideqik’s multi-year extension with leading gaming hardware brand HyperX. We look forward to working with Shannon and the entire team at MZ Group to communicate the value of our technology for building long-term value for our shareholders.”

For more information on Engine, please visit the Company’s website at www.enginegaming.com. To schedule a conference call with management, please email your request to GAME@mzgroup.us or call Shannon Devine at 203-741-8811.

About MZ Group

MZ North America is the US division of MZ Group, a global leader in investor relations and corporate communications. MZ provides innovative, customized services to domestic and multinational private and public companies across all industries through a unique, fully-integrated “one-stop-shop” approach. By delivering a comprehensive suite of products and services through one point of contact, MZ offers services to all relevant markets geared to helping our clients build a sustainable public brand. MZ North America has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo. For more information, please visit www.mzgroup.us.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising and sponsorships. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us

Media Contact:

James Goldfarb
Sloane & Company
Main: 212-446-1869
jgoldfarb@sloanepr.com